SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 8, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	William Demarest Wilson Lee Robert Arzonetti Susan Block

Re:	Learn SPAC HoldCo, Inc. Amendment No. 4 to Registration Statement on Form S-4 Filed July 24, 2024 File No. 333-276714

Ladies and Gentlemen:

On behalf of Learn SPAC HoldCo, Inc. (the “Company”), we transmit herewith Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s (as defined below) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 1, 2024 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 5, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 5.

General

1.
In your response letter dated June 18, 2024, you provided a response to our prior comment asking you to provide us with information and analysis under Section 3 of the Investment Company Act of 1940 with respect to whether Innventure will be an investment company within the meaning of the Act. This comment as well as all of the following under “General” relate to such response. We note that Innventure’s “disruptive conglomerate” business model was “developed in 2023” and revisions to Innventure’s website (to remove reference to “exits from the new Operating Companies via trade sale or IPO to support accelerated scaling and Investor ROIC”) were made on January 26, 2024, such that Innventure “no longer describes exit transactions as a principal focus of the Business.” Please supplement your analysis of Innventure’s “historical development” to address the implications to Innventure’s analysis of its recent change in business focus, including why its very recent emphasis on accelerated scaling with “exit transactions… a principal focus of the Business” does not tend to indicate that Innventure was primarily engaged in the business of investing in securities. In this regard, we note your conclusion that “Innventure would not fit the [description of a special situation investment company], since it does not engage in a pattern of acquiring securities….” In your response, please (i) describe whether you have concluded that Innventure’s previous “principal focus” on exit transactions could not indicate that Innventure is (or was) a special situation investment company simply because Innventure appears to have acquired and deposited intellectual property in companies that Innventure apparently formed itself (instead of acquiring companies that already held such assets) and (ii) cite to any supporting legal authority.

Response:  The Company respectfully acknowledges the Staff’s comment and wishes to note that all references to Innventure’s current business model make clear that exit transactions are not expected to be a factor: “While a sale or other disposition of one or more of our companies could occur in the future, exit transactions are not expected to be a factor in the business plans for Operating Companies.” (emphasis added).  Amendment No. 5 pages 4, 160, 165, and 179. We reference the foregoing for purposes of clarification because the language the Staff quoted above omitted the word “not.” Below please find a response to the Staff’s comment.

A.	Historical Development

First, by way of introduction (and as described in more detail in our comment response letter of June 18, 2024 (the “6/18/24 Response Letter”), Tonopah Mining1 sets out the factors for determining a company’s primary engagement under Section 3(a)(1)(A), which include: (i) the nature of its present assets; (ii) the sources of its income and revenue; (iii) the company’s historical development; (iv) its public representations of policy; and (v) the activities of its officers and directors.2 Of these factors, the most significant are the nature of a company’s assets and the sources of a company’s income. If no more than 45% of a company’s assets are invested in securities, and if no more than 45% of a company’s income is derived from securities, a strong argument can be made that its primary business is not the business of investing in securities. If the company fails one or both of the foregoing objective numerical tests (i.e., assets or income), then all the facts and circumstances (including the factors listed above) will be examined in determining the company’s primary engagement.3

1 In the Matter of The Tonopah Mining Company of Nevada, 26 SEC 426 (1947) (“Tonopah”).
2  Id.
3  See, Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979) (the “Rule 3a-1 Proposing Release”).

In light of Innventure’s position (set out in detail in the 6/18/24 Response Letter) that it does not fail the asset test or the income test of Tonopah, Innventure respectfully submits that the “historical development” factor should have no bearing on the status analysis of Innventure under Section 3(a)(1)(A).

Second, Innventure believes that even if one were required to consider the “historical development” factor against the backdrop of the National Presto4 decision, the result would be that the “historical development” factor would be given little or no weight in the analysis. In that case, the Court focused on the perspective of a company’s investors and said that “… what principally matters is the beliefs the company is likely to induce in investors. Will its portfolio and activities lead investors to treat a firm as an investment vehicle or as an operating enterprise?” The Court’s assessment in National Presto was that “[r]easonable investors would treat Presto as an operating company rather than a competitor with a closed-end mutual fund…” and it declared National Presto (a manufacturer and seller of consumer goods and munitions) to not be an investment company.  Notably, National Presto was a public company and the Court’s focus on investor perception of the business of National Presto appears to have been market based. This is notable in that Innventure has, since inception, been a private company. We respectfully submit that, as in National Presto, the focus should be on perceptions that investors will form of Innventure as a public company and based on then publicly available market information.

Following the Business Combination, Innventure will be a public company and potential investors will be relying on market information, and the description of Innventure as employing a “Disruptive Conglomerate Model,” to determine whether to invest.  As all publicly available information will reflect Innventure’s “Disruptive Conglomerate Model,” Innventure’s historical development will be even less relevant a factor to investor purchase decisions. Investors acquiring securities of Innventure in its public offering are most likely to view Innventure as a builder and operator of companies, and not as an investment company given Innventure’s stated intention to retain majority (or sole) ownership of its Operating Companies.

Third, in assessing the historical development factor of Tonopah Mining, it is relevant to also assess Innventure’s actual historical development as opposed to how it initially depicted its aspirations. In other words, while it is the case that Innventure discussed exit transactions in materials provided to its investors, it was and remains a development stage company and, in that regard, its actual history (i.e., its “historical development”) has been consistent in that it has always focused on the business of acquiring new intellectual property from multi-national corporations and creating new entities which operate and utilize the intellectual property, with funding and management support from Innventure. In that regard, its historical development has been consistent with its present utilization of the Disruptive Conglomerate Model. While it is the case that there have been dispositions of shares in two companies (PCT and AFX), those dispositions should not be seen as a detracting from Innventure’s consistent historical development of its business as described above.

4 SEC v National Presto Industries, Inc., 486 F.3d 305 (2007) (“National Presto”);
https://caselaw.findlaw.com/court/us-7th-circuit/1182227.html

PCT was itself involved in PIPE transactions and a deSPAC and is now a public company.  As a result of these transaction, Innventure gave up its control of PCT and did not receive a cash windfall, merely a continued ownership in a, now public, PCT. In fact, the cash raised was retained by PCT and used to fund its operations. Admittedly, the reduction of Innventure’s interest in PCT was not in line with the aspect of the new Disruptive Conglomerate model regarding share retention. However, Innventure maintains that the transactions whereby Innventure reduced its ownership percentage in PCT should not be seen as a pattern that represents Innventure’s development (i.e., transactions with regard to a single Operating Company do not a pattern make).  An analysis of Innventure’s handling of its interest in AFX makes clear that the PCT transactions should be viewed in isolation.

AFX, like PCT, was formed by Innventure (not purchased). As AFX sold shares to third parties, Innventure retained “control” (e.g., at least 25% of the voting securities) following the transactions, and the proceeds of the sales were used exclusively to finance the continued operations of AFX. Innventure has not sold shares of AFX and has not received a profit windfall from AFX’s sales of its shares. The SEC has previously positively viewed sales of interests by a company (consistently involved in a non-investment business) in controlled companies, where control was retained, and the proceeds were used to finance the operations of the issuer whose shares were sold or the operations of other affiliated controlled companies.5

B.	Special Situation Investment Company

We now address the Staff’s questions about “special situation investment companies.”  The term “special situation investment company” is not defined in the 1940 Act nor is it defined in any Commission rule under the 1940 Act.6 Rule 3a-1 refers to the term but does not define “special situation investment company.” In the Rule 3a-1 Proposing Release, the Commission noted that a special situation investment company generally is a company that secures control of other companies primarily for the purpose of making a profit in the sale of the controlled companies’ securities.7 Typically, a special situation investment company will invest in shares of publicly traded operating companies to facilitate the resale of such shares at a quick profit.8 By contrast, Innventure exclusively forms new operating companies which are neither listed nor publicly traded and holds interests therein for a substantial period of time. The circumstances where any interests in PCT and AFX have been disposed of are addressed above. As noted above, “quick profit” was not the motive or the result.

5  In the Matter of Frobisher Limited (March 30, 1948) 1948 SEC LEXIS 65, 27 S.E.C. 944 (“Frobisher”), cited by the SEC in the Rule 3a-1 Proposing Release.
6 See, Investment Company Act of 1940; Hearings on S. 3580 Before a Subcommittee of the Senate Committee. on Banking & Currency, 76th Cong., 3d Sess. pt. 1 at 234 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission).
7 See, Rule 3a-1 Proposing Release.
8 Bankers Securities Corp. v. SEC, 146 F.2d 88, 91 (3rd Cir. 1944).

The Frobisher precedent mentioned above is also important in regards to the question of special situation investment company status. In that matter, the SEC determined that sales of interests in a controlled company, where control was retained and the proceeds of the sales were used to finance the operations of the issuer whose shares were sold, or its commonly controlled affiliates were not indicative of “special situation investment company status.”9 Another useful item of precedent is the no-action letter issued to Entrepreneurial Assistance Group.10 In that no-action letter, the Staff supported an issuer’s position that it was not a special situation investment company where the issuer’s proposed business was focused on: (i) acquiring majority equity interests in non-listed privately held operating companies, where (ii) the acquiring company proposed to support the acquired businesses with management oversight and related services, and where (iii) the acquiring company proposed to hold the acquired businesses for at least two years prior to any resale thereof. We note that Innventure intends to maintain a controlling interest in AFX and, beginning with its interest in ACC and going forward, Innventure intends to maintain at least majority equity interests in ACC and future operating companies, that it will lend meaningful management and related services to those companies, and intends to continue to control them.

While we are aware of no direct specific legal authority for the proposition that a company that forms entities, rather than acquires them is any less likely to be viewed as a special situation investment company, there is analogous guidance which is tied to the specific wording of Section 3(a)(1)(A) itself. Specifically, Section 3(a)(1)(A) focuses on companies that ‘invest, reinvest or trade’ in securities, rather than focusing on companies that invest, reinvest, own, hold or trade in securities as in the case with Section 3(a)(1)(C). To put it a different way, to fall within the definition of an investment company under Section 3(a)(1)(A), it is not enough for an issuer to simply own securities. Rather, it must invest or reinvest in, or trade them. Among the three terms included in the Section 3(a)(1)(A) predicate language (i.e., “investing, reinvesting or trading”), “investing” is the only one among them that appears relevant for analysis in the context of Innventure. The term “investing” is not defined in the 1940 Act, and, as a result, it “must be given its normal meaning, i.e., to put out money at risk in the hope of gain.”11 The fundamental question would appear to be whether the issuer has made an investment in a security in the hope of obtaining gain. The foregoing is why, by analogy, the fact that Innventure creates its operating companies, rather than acquiring them, is supported as a non-investment activity under Section 3(a)(1)(A). It does not put out money as an investment in the hope of gain. It creates the companies in-house. This concept is further supported by one of the early scholars of the 1940 Act. In discussing an early regulatory action by the SEC in the context of the 1940 Act, Edmund Kerr said, in describing Section 3(a)(1)(A), that it “…does not include companies that merely own or hold securities, but only those primarily engaged in investing, reinvesting or trading…” He went on the say that “it reaches a company only if its primary business is investments and its portfolio is active.12

9 Frobisher, supra.
10 Entrepreneurial Assistance Group, Inc., SEC No-Action Letter (December 5, 1974).
11 SEC v. Fifth Avenue Coach Lines, 289 F. Supp 3, at 35 (SDNY 1968). (“Fifth Avenue”).
12 Kerr, Edmund H., The Inadvertent Investment Company:  Section 3(a)(3) of the Investment Company Act, 12 Stanford Law Review 29, at 34 (December 1959) (“Kerr”). But see, Gem Savings, SEC No-Action Letter (August 12, 1983) where the SEC Staff expressed a negative view of the concept that a “static” portfolio would escape the scope of Section 3(a)(1)(A),

Therefore, in recognition of the above, and in response to your specific question, Innventure’s position that it is not a special situation investment company is not based on the fact that  “Innventure appears to have acquired and deposited intellectual property in companies that Innventure apparently formed itself (instead of acquiring companies that already held such assets).” Rather, Innventure’s position that it is not a special situation investment company is based on the fact that Innventure (i) exclusively forms new operating companies which are neither listed nor publicly traded, (ii) holds interests therein for a substantial period of time, (iii) intends to maintain at least majority equity interests in its Operating Companies, (iv) will lend meaningful management and related services to its Operating Companies, and (v) intends to continue to control them into the future.

2.
We note that the recently-adopted “disruptive conglomerate” business model is a change to the “principal focus” of Innventure’s proposed business. Please discuss any public representations regarding (i) this change to the focus of Innventure’s business or (ii) the implications for Innventure’s business of “operat[ing] [its companies] over the long term,” including any instances where Innventure addressed its plans to focus on the operation of its current or future subsidiary companies into the foreseeable future.

Response: The Company respectfully acknowledges the Staff’s comment and submits that Innventure has publicly discussed its change in focus to the “Disruptive Conglomerate” model and the implications for its business of operating its companies over the long term since January 2024. Outside of the disclosure included in the Registration Statement, these discussions have primarily been in meetings with analysts and potential investors and have been facilitated by (i) an investor presentation (the “January 2024 Investor Presentation”) prepared by Learn CW and Innventure, dated January 2024, and (A) furnished to the Commission as Exhibit 99.2 to Learn CW’s Current Report on Form 8-K on and (B) filed as a Company prospectus pursuant to Rule 425 under the Securities Act on, January 29, 2024, and (ii) an investor presentation (the “Analyst Day Presentation”) used by Innventure at an Analyst Day hosted by Innventure for institutional investors and equity research analysts on April 22, 2024 (the “Analyst Day”), and (A) furnished to the Commission as Exhibit 99.1 to Learn CW’s Current Report on Form 8-K on and (B) filed as a prospectus of the Company pursuant to Rule 425 under the Securities Act on, April 22, 2024. In addition, a transcript of the presentations given at the Analyst Day (the “Analyst Day Transcript”) was (A) furnished to the Commission as Exhibit 99.1 to Learn CW’s Current Report on Form 8-K on and (B) filed as a prospectus of the Company pursuant to Rule 425 under the Securities Act on, May 7, 2024.

The Company respectfully refers the Staff to the following selected excerpts from the January 2024 Investor Presentation, the Analyst Day Presentation and the Analyst Day Transcript relating to Innventure’s “Disruptive Conglomerate” model and the implications for Innventure’s business of operating its companies over the long term:

•	Slide 8 of the January 2024 Investor Presentation, where it is noted that “Innventure maintains control [of its operating companies] as part of the new ‘Disruptive Conglomerate” model;

•
Slide 70 of the Analyst Day Presentation, where it is noted that “Innventure intends [to] create additional value for shareholders by maintaining majority control of future NewCos” and where the included chart depicts Innventure’s ownership of future NewCos as “70%+”;

•
Pages 3, 4 and 8 of the Analyst Day Transcript, where Mr. Haskell, Innventure’s Chief Executive Officer, stated that “[Innventure owns] a majority of [Accelsius] today [and] intend[s] to own a majority of [companies developed under the Disruptive Conglomerate model] for the longer term,” that “[Innventure’s] plan is to be able to provide all of the capital needs to take companies from inception all the way through to commercialization that allows [Innventure] to hold majority ownership for the long term,” and that “[providing] the capital to fund these companies all the way through their life cycle …  allow[s] [Innventure] to hold a majority and controlling [interest in] those businesses, which is in our shareholders’ best interest;”

•
Page 28 of the Analyst Day Transcript, where Mr. Harper, Innventure’s Chief Investment Officer, stated that the funding of new companies off of Innventure’s balance sheet “provides [Innventure] with the benefits of being able to maintain majority ownership and control of the companies throughout their lifecycle, consolidate cash flows to run Innventure cash flow positive, and then importantly, be able to manage each underlying company to what Innventure think[s] is the maximum value on its growth curve before we think about exits or long-term holds;” and

•
Page 29 of the Analyst Day Transcript, where Mr. Austrup, Innventure’s Chief Growth Officer, stated that Innventure’s objective is to create shareholder value and its strategy to do so “is to systematically and consecutively build majority-owned operating companies that have high growth potential and that are commercializing transformative technologies developed by multinational corporations.”

The Company believes that the foregoing excerpts from the January 2024 Investor Presentation, the Analyst Day Presentation and the Analyst Day Transcript are generally representative of Innventure’s public disclosures and intentions regarding the change in focus to the “Disruptive Conglomerate” model and its implications for Innventure’s business of operating its companies over the long term.

As put by Innventure’s Chief Executive Officer, Innventure’s plan to hold a majority and controlling interest in its Operating Companies for the long term is in Innventure’s equity holders’ best interest.

3.
To the extent the ESG Fund could make any additional investments in the future, please describe in detail whether and to what extent the investment objectives of the ESG Fund are consistent with Innventure’s new “disruptive conglomerate” model, considering Innventure appears to have abandoned plans to seek exits “five years after company inception” and, instead, does not expect exit transactions “to be a factor in the business plans” and “intends to retain majority (or sole) ownership of the Operating Companies indefinitely.”

Response: The Company respectfully acknowledges the Staff’s comment and notes that, practically speaking, the ESG Fund is no longer able to make additional investments in the future. The Company also understands that the ESG Fund does not intend to make additional investments in the future.

Regardless of the above, Innventure wishes to state its belief that the “Disruptive Conglomerate Model” will allow the Operating Companies to “mature further and give[] [its shareholders, including Innventure and the ESG Fund,] the opportunity to derive greater value from those companies over the long term.” Amendment No. 5, pages 4, 160, and 179. As noted above, Innventure’s Chief Executive Officer believes that Innventure’s plan to hold a majority and controlling interest in its Operating Companies for the long term is in Innventure’s equity holders’ best interest.  Given the tie between the value of Innventure and the value of Accelsius and AeroFlexx, anything in the best interests of Innventure’s equity holders would also be in the best interests of the ESG Fund, as a material equity holder of AeroFlexx and an equity holder of Accelsius.

Furthermore, the Business Combination does not interfere with the ESG Fund’s stated term or investment timeline and does not prevent the ESG Fund from exiting its investments on its preferred timeline.

Put simply, Innventure believes that the “Disruptive Conglomerate Model” will maximize the value of AeroFlexx and Accelsius without interfering with the ESG Fund’s ability to exit the ESG Fund’s investments in keeping with the ESG Fund’s broad and flexible investment objectives and, therefore, the “Disruptive Conglomerate Model” is in the best interests of the ESG Fund.

4.
Please revise your risk disclosure to address the risk that Innventure would be more likely to be deemed an investment company to the extent that, rather than retaining majority (or sole) ownership of its subsidiaries indefinitely, it operates its subsidiary businesses primarily for the purpose of making a profit in the sale of the controlled company’s securities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 53 in Amendment No. 5.

5.
Based on the information received to date, the staff does not necessarily agree or disagree with your proposed treatment of Innventure’s interests in AFX as non-securities. Please supplement your analysis of the activities of Innventure’s officers and directors to discuss the implications to your analysis, including your conclusions, if Innventure’s interests in AFX were deemed to be securities. In this regard, we note that you indicate that “If, however, its interest in AFX were considered to be a security, then Innventure believes that the number of its personnel involved in managing Innventure’s securities holdings would increase.”

Response: The Company respectfully acknowledges the Staff’s comment and apologizes for any confusion that may have been caused by the above reference (i.e., about how the number of Innventure’s personnel involved in managing Innventure’s securities holdings would increase if Innventure’s interests in AFX were to be deemed securities). The intended meaning of our remark was simply that, if Innventure’s interests in AFX are deemed a security, those Innventure personnel that work with AFX may conceptually be deemed to be involved in work relating to securities (i.e., Innventure’s interest in AFX). No personnel would actually change assignments and the actual number of employees would not increase.

6.
We note your observation that “[a]s of March 31, 2024, Innventure, together with AFX and ACC, had a total of 99 individuals on payroll…” Please clarify the basis for including employees of AFX in your analysis of the activities of officers and directors of Innventure, in light of the fact that it is not part of your consolidated analysis set forth in the remainder of your Tonopah analysis, which for example, elsewhere only “reflects the consolidation of Innventure with ACC, IGP, and IMS….”

Response: The Company respectfully acknowledges the Staff’s comment and notes that the employees of AFX were included in the 99 employee count because Innventure does not view its interest in AFX to be a security and considers AFX to be part of Innventure’s overall operations. However, as noted previously, while Innventure exercises significant influence over AFX, the holding does not meet the GAAP requirements for consolidation.

7.
Please supplement your analysis of the activities of the officers and directors of Innventure to explicitly address (i) officers and directors of Innventure, ACC, IGP, and IMS, to the extent not already addressed in your discussion of individuals on payroll and (ii) employees of IGP and IMS. In your response, please address the investment expertise held by persons working on matters related to the ESG Fund and whether (and to what extent) such persons are also officers, directors, or employees of Innventure.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following table, which outlines the officers and directors for each of Innventure, ACC, Innventure GP, LLC (“IGP”) and Innventure Management Services, LLC (“IMS”), as well as a summary of their responsibilities:

Innventure LLC
Name	Title	Summary of Responsibilities
Mike Otworth	Executive Chairman	Lead Manager
Gregory W. (Bill) Haskell	Chief Executive Officer and Manager	Principal Executive Officer and Member of the Board of Managers
Greg Wasson	Manager	Member of the Board of Managers
James O. (Jim) Donnally	Manager	Member of the Board of Managers
Mike Balkin	Manager	Member of the Board of Managers
David Yablunosky	Chief Financial Officer	Leads the finance and accounting functions
Roland Austrup	Chief Growth Officer	Leads the capital markets team (as described in more detail in the response to Comment 8 below)
Dr. John Scott	Chief Strategy Officer	Leads strategic initiatives and advises on technology
Suzanne Niemeyer	General Counsel	Leads the legal function
Accelsius
Name	Title	Summary of Responsibilities
Gregory W. (Bill) Haskell	Chairman	Lead Manager
Josh Claman	Chief Executive Officer and Manager	Principal Executive Officer and Member of the Board of Managers
Dr. William Grieco	Manager	Member of the Board of Managers
John Hewitt	Manager	Member of the Board of Managers
Colin Scott	Manager	Member of the Board of Managers
Dr. Richard Bonner	Chief Technology Officer	Leads the technology function
Matt Cruce	Chief Supply Chain Officer	Leads distribution
Robert Wehmeyer	VP of Finance	Leads the finance function
Jeff Taus	VP of Engineering	Leads the engineering function
IGP
Name	Title	Summary of Responsibilities
None	--	--
IMS
Name	Title	Summary of Responsibilities
See below narrative	--	--

IGP has no employees on payroll and no contractors.

IMS serves as the entity through which Innventure pays its expenses, including Innventure’s human capital costs. Therefore, all Innventure employees and contractors are technically employed by IMS and, as of August 1, 2024, IMS has 40 individuals on its payroll (28 employees and 12 contractors). General job functions for IMS personnel are the same as those previously outlined for Innventure: finance (6); capital markets (4); DownSelect (i.e., Innventure’s product selection process) (7); administration/operations (3); human resources (1); legal (1); marketing (5); strategic partnerships/business development (10); and interns (3).

The following individuals serve on the Investment Committee of the ESG Fund and also act as the ESG Fund’s Managing Directors: (i) Roland Austrup; (ii) Lucas Harper and (iii) Dr. John Scott. Each of Mr. Austrup, Mr. Harper and Dr. Scott are employees or contractors of Innventure, with Mr. Austrup and Dr. Scott holding the positions with responsibilities outlined in the above table. Mr. Harper serves as Innventure’s Chief Investment Officer and, in that role, leads Innventure’s investment, capital operations and investor relations functions.

From time to time and as requested, Neal Renuart, Innventure’s VP of Finance, and Diego Diaz, an Innventure Business Analyst, assist Mr. Austrup, Mr. Harper and Dr. Scott with their work on behalf of the ESG Fund.

Each of Mr. Austrup, Mr. Harper and Dr. Scott have the following investment expertise:
-	Mr. Austrup also serves as Chairman of a global hedge fund he co-founded in 2003;
-
Mr. Harper brings over 20+ years of experience in managing investment teams, building companies / business units and seeding and building-out multiple investment platforms and investment products for both large institutional investment and start-up organizations; and

-	Dr. Scott brings his experience as a prior founder and Chief Executive Officer of other businesses similar to Innventure.

8.
Please describe in additional detail (i) the current and proposed activities of Innventure’s capital markets team, including its Head of Capital Markets, and (ii) any activities or operations of these or other company personnel relating to preparation for potential “exits” from Innventure’s current or future subsidiary companies, including for example, through IPOs or sales. In addition, please confirm whether exit transactions are or are not expected to be a factor in Innventure’s business plan. In this regard, we note Innventure’s indication that “exit transactions are not expected to be a factor in the business plans for Operating Companies.” (emphasis added)

Response: The Company respectfully acknowledges the Staff’s comment and notes that Innventure’s capital markets team is currently responsible for promoting and supporting the capital raising activities of Innventure and its Operating Companies. In furtherance of these efforts, the capital markets team seeks to develop relationships with investment banks, broker-dealers and other capital markets participants and also supports Innventure and its Operating Companies in connection with the execution of capital raising activities, including responding to due diligence matters and assisting with the preparation of pro forma financial information and valuation models. The capital markets team also recommends the selection of investor relations and public relations firms and capital markets advisors to Innventure’s Executive Committee. Innventure’s capital markets team is led by Roland Austrup, Innventure’s Chief Growth Officer. Mr. Austrup’s title was changed from Head of Capital Markets to Chief Growth Officer in June 2024, although there were no attendant changes to his role or duties in connection with such change.

Following the Business Combination, we anticipate that Innventure’s capital markets team and the Chief Growth Officer will continue to perform these functions and will also support the Company’s investor relations and analyst coverage activities. The capital markets team is also expected to deepen Innventure’s relationships within the capital markets and investment industry in order to facilitate additional growth opportunities for Innventure and its Operating Companies. We respectfully advise the Staff that, subsequent to the transaction through which PureCycle became a publicly traded company in 2021, none of Innventure, its Operating Companies or any of its or their respective employees have engaged in any activities relating to any potential exits, whether through IPOs, sales or otherwise. We also confirm to the Staff that exit transactions are not expected to be a factor in the business plans of the Company, Innventure or the Operating Companies going forward.

9.	We note the “Discussion of Differences in Asset Values as between the S-4 Financials and 3(a)(1)(A) Table” provided on page 24 of your response letter dated June 18, 2024. Please:
•
Describe in additional detail each individual “adjustment” and/or “reclassification” listed in the columns entitled “Adj to remove GAAP balance related to AFX” and “Adj to record AFX FV and 40 ACT treatment reclass” on Annex B, including in each case, (i) the original account in the S-4 Financials that was “adjusted” to derive an amount listed in the above-described columns and (ii) the amount of any adjustment;

•
Specifically identify (i) any instances where you include an asset on the Company’s 3(a)(1)(A) Table that was not recorded in the S-4 Financials and (ii) each instance where an asset recorded on the 3(a)(1)(A) Table does not have the same value ascribed to it on the 3(a)(1)(A) Table that was ascribed to it in the S-4 Financials; and

•
To the extent any value specified in the 3(a)(1)(A) Table is (i) different from “the values that would be determined pursuant to 1940 Act Section 2(a)(41)” and/or (ii) different from the value ascribed to the asset in the S-4 Financials, specifically explain how and why the valuations differ.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following table, which sets forth the differences between the balances (see Column 2 below) reported pursuant to GAAP in the historical unaudited condensed consolidated financial statements of Innventure as of and for the three months ended March 31, 2024 included in Amendment No. 5 (the “S-4 Financials”) and the balances (see Column 7 below) reported in the “3(a)(1)(A) Table” included in the Company’s letter to the Staff dated June 18, 2024 (such table copied and pasted below with the additions of Columns 5 and 6 and referred to here as the “3(a)(1)(A) Table”). Columns 3 and 4 reflect the adjustments made and the notations in Columns 5 and 6 correspond to the description of the adjustments provided below the table.

Other than the adjustments described below, including the instances where the value of an asset reported in the S-4 Financials is different from the value reported in the 3(a)(1)(A) Table, there are (i) no other instances where the value of an asset reported in the S-4 Financials is different from the value reported in the 3(a)(1)(A) Table and (ii) no other instances where we include an asset on the Company’s 3(a)(1)(A) Table that we do not record in the S-4 Financials .

Additionally, there are no instances where a value specified in the 3(a)(1)(A) Table is different from “the values that would be determined pursuant to 1940 Act Section 2(a)(41).”

Column 1	Column 2	Column 3	Column 4	Column 5	Column 6	Column 7
Asset (amounts in 000’s)	GAAP balances at March 31, 2024 (included in Amendment No. 5)	Adj to remove GAAP balance related to AFX	Adj to record AFX FV and 40 ACT treatment reclass			40 Act treatment: 3(a)(1)(A) Table Balances at March 31, 2024
Cash and equivalents	$ 2,157		$ (300)	A		$ 1,857
Short term investments	-		300	A		300
Loans from Innventure to AFX	-		5,140	B		5,140
Prepaid and other assets	602		219	C		821
Due from related parties	5,163		(5,140)	B		23
Investments	19,689	(1,294)	(18,395)	D	J	-
Property, plant and equipment, net	1,271					1,271
Right of use asset	-		816	E		816
GP interest in Innventus Fund	-		3,521	F		3,521
Equity ownership in AFX	-		21,000	G	J	21,000
Equity ownership in PCT	-		14,874	H		14,874
Other assets	1,035		(1,035)	I		-
	$ 29,917	$ (1,294)	$ 21,000			$ 49,623

The adjustments made in Column 3 and Column 4 are described below and such descriptions correspond to the symbols included in Column 5 (unless otherwise indicated, dollar amounts are in thousands):

A.	This adjustment relates to short term certificates of deposit (“CDs”), with 30 to 60 day terms, that serve as deposits/security for Innventure’s and Accelsius’s company credit cards.
i.	In the S-4 Financials, these are considered as cash equivalents.
ii.	For purposes of the Investment Company Act analysis, they are adjusted as set forth above.
B.	This adjustment relates to the funds loaned to AFX from Innventure.
i.	In the S-4 Financials, this is reported as Due from Related Parties.
ii.	For purposes of the Investment Company Act analysis, this is adjusted as set forth above.
C.	This adjustment represents the carrying amount of long term deposits.
i.	In the S-4 Financials, they are included within Other Assets.
ii.	For purposes of the Investment Company Act analysis, they are adjusted as set forth above.
D.
This adjustment relates to the total of the carrying balance of the PCT stock at fair value, $14,874, the balance of Innventure’s ownership of the ESG Fund at fair value, $3,521, and the balance of Innventure’s ownership of AFX recorded under the equity method, $1,294.

i.	In the S-4 Financials, they are included within Investments. Furthermore, under GAAP the value of Innventure’s ownership of AFX is recorded under the equity method: $1,294.
ii.
For purposes of the Investment Company Act analysis, they are adjusted as set forth above. Furthermore, for purposes of the Investment Company Act analysis, the value of Innventure’s ownership of AFX is recorded as the approximate fair value: $21,000.

E.	This adjustment relates to the carrying amount of a Right of Use Asset, which are from Accelsius and IMS.
i.	In the S-4 Financials, this is included within Other Assets and Accelsius and IMS are consolidated within Innventure.
ii.	For purposes of the Investment Company Act analysis, this is adjusted as set forth above.
F.	This adjustment relates to the balance of Innventure’s ownership of the ESG Fund at fair value (see adjustment D above).
i.	In the S-4 Financials, this is included within Investments.
ii.	For purposes of the Investment Company Act analysis, this is adjusted as set forth above.
G.	This adjustment relates to Innventure’s ownership of AFX (see adjustment D above).
i.	In the S-4 Financials, this is recorded under the equity method: $1,294.
ii.	For purposes of the Investment Company Act analysis, this is recorded as the approximate fair value: $21,000.

H.	This adjustment relates to the carrying balance of the PCT stock at fair value (see adjustment D above).
i.	In the S-4 Financials, this is included within Investments.
ii.	For purposes of the Investment Company Act analysis, this is adjusted as set forth above.
I.
This adjustment relates to the amounts reclassified from Other Assets to (i) Prepaid and Other Assets, $219 of which is from Accelsius, and (ii) Right of Use Asset, $816 of which is from Accelsius and IMS (see adjustments C and E above, respectively).

i.	In the S-4 Financials, this is included within Other Assets.
ii.	For purposes of the Investment Company Act analysis, this is adjusted as set forth above.
J.
The GAAP balance of Innventure’s ownership of AFX recorded under the equity method is $1,294, which differs from the approximate fair value of Innventure’s ownership of AFX of $21,000, which is the value applied for purposes of the Investment Company Act analysis.

i.	In the S-4 Financials, this is included within Investments.
ii.	For purposes of the Investment Company Act analysis, this is adjusted as set forth above.

10.	We note the discussion of the nature of Innventure’s assets and its sources of income provided on pages 10 and 11 of your response letter dated June 18, 2024. Please:
•	Describe the instruments recorded as “cash equivalents” and “short term investments” and, for each type of asset, their approximate amounts;
•
Describe in additional detail Innventure’s arrangements to acquire additional PCT shares, including Innventure’s plans to acquire additional shares from affiliates or related parties. In your response, please discuss the implications of such planned acquisitions to Innventure’s status analyses and provide a good faith estimate of the total number of PCT shares Innventure proposes to hold upon the completion of all such potential transactions, together with an estimate of the approximate percentage of non-cash assets composed of PCT shares upon the completion of all such transactions;

•
Provide your legal analysis supporting your conclusion that expenses incurred in connection with the acquisition or holding of PCT shares should not be viewed as investment expenses. In your response, please explain why the acquisition of shares “from an affiliate to enable Innventure to show continued support for PCT” is relevant to your analysis; and

•
We note your suggestion that “Loans from Innventure to AFX” are “[a]rguably not a security based on the analysis in Section (2) [of your response letter].” Please provide your legal analysis supporting your conclusion that such loans do not meet the definition of a security as defined in the Investment Company Act, including, as necessary, the relevance to your conclusion of the Howey analysis presented with respect to the Company’s interests in AFX.

Response:  The Company respectfully acknowledges the Staff’s comment and provides the following responses to each of the above bullets.

In response to the first bullet of Comment 10: “Cash” refers to the available cash balance owned within Innventure’s bank accounts (approximately $1,757) and Accelsius’s bank accounts (approximately $102). “Short term investments” refer to CDs, with 30 to 60 day terms, that serve as deposits/security for Innventure’s and Accelsius’s company credit cards.

In response to the second bullet of Comment 10, we assume that your question is in reference to the acquisitions of the Pledged Shares and the Related Party Shares referenced in footnote 45 (“Footnote 45”) of the 6/18/24 Response Letter. The underlying transactions are described in more detail in (i) the second sentence of the first paragraph under the heading “Transactions Involving Innventure1” and (ii) the paragraph under the heading “Class B-1 Unit Purchase Agreement” on page 209 of Amendment No. 5.

After further discussions with the transaction participants, such discussions are referenced on page 209 of Amendment No. 5 and sought to put the parties in, as closely as possible, the same economic position following the Business Combination, the parties decided to terminate these arrangements.

While Innventure submits that the acquisition of the Pledged Shares and the Related Party Shares by Innventure should not have had a negative effect upon Innventure’s 1940 Act status analysis, no analysis is provided below as those transactions have been cancelled.

Following the Business Combination, a good faith estimate of (i) the total number of PCT shares Innventure proposes to hold (assuming the distribution of the PCT shares for no consideration described in Footnote 45) is 86,259 PCT shares and (ii) the approximate percentage of non-cash assets composed of PCT shares upon the completion of all such transactions is 1.4% (using 1940 Act Section 2(a)(41) valuations).

In response to the third bullet of Comment 10, the legal analysis supporting the treatment of the expenses incurred in connection with the acquisition or holding of the PCT shares as other than investment expenses is tied to the point made above regarding the definition of the term “investing.” Because the transactions noted above related to the Pledged Shares and Related Party Shares have been terminated, we wish to note that the following analysis is not relevant to those shares. For purposes of the PCT shares discussed in Footnote 45 other than the Pledged Shares and Related Party Shares we provide the following analysis as regards the treatment of the acquisition expenses as other than “investment expenses.”

The term “investing” is not defined in the 1940 Act, and, as a result, “must be given its normal meaning, i.e., to put out money at risk in the hope of gain.”13 Innventure maintains that its purpose in acquiring the PCT shares was not for investment as described in more detail in Footnote 45 (although an investment gain was possible). With regard to the “Remaining Shares” (as defined in Footnote 45), the acquisition of shares “from an affiliate to enable Innventure to show continued support for PCT” is relevant to the analysis as it demonstrates the non-investment primary purpose of the acquisition.

13 Fifth Avenue, supra, at 30.

The rationale of the foregoing leads to the conclusion that the expenses incurred in connection with the acquisition or holding of the PCT shares should not be viewed as investment expenses. This conclusion would be in keeping with the logic stated in the DRX no-action letter,14 in which the Staff stated that “We recognize that not all expenses….can be clearly earmarked investment or operating, and that some reasonable method of allocation must be employed to accomplish this end. As a general matter, whether expenses are allocable to investment or operating income depends on whether the expenses are reasonably related to those activities.” The point being that if the acquisition of the PCT shares is not viewed as an investment activity, it naturally follows that the related expenses would not be investment expenses.

In response to the fourth bullet of Comment 10, the loans from Innventure to AFX (the “AFX Loans”) should not be viewed as securities based upon the definition of “security” under Section 2(a)(36) of the 1940 Act.

The definition of “security” under Section 2(a)(36) of the 1940 Act includes two possible categories of instruments under which the AFX Loans may fit: “evidences of indebtedness” and “investment contracts,” each of which is evaluated in greater detail below. Because the AFX Loans are documented by way of a loan agreement, not a promissory note, the category of “notes” does not need to be considered.

Evidences of Indebtedness

The Staff generally views the term “evidence of indebtedness” broadly to encompass many commercial arrangements.15   It has been said that “…most rights to future income that are not yet a receivable would be a security under the 1940 Act’s evidence of indebtedness analysis” and that “[a]n evidence of indebtedness includes all contractual obligations to pay in the future for consideration presently received.”16

However, some Courts have taken the view that the term “evidence of indebtedness” should not be given its literal meaning, as to do so would render many commercial transactions to be subject to the securities laws.17 In one case, where the Court was faced with interpreting several instruments specifically to determine whether they constituted “evidences of indebtedness” for purposes of the 1940 Act, the Court refused to so classify them, stating that the interpretation for which the plaintiffs argued bordered “upon the absurd”.18  The instruments to which the Court made reference included a claim for the return of a duplicate payment, and advances on an open account.19

14 DRX, Inc. SEC No-Action Letter (June 28, 1988) (“DRX”).
15 J. Franco, The Investment Company Act’s Definition of “Security” and the Myth of Equivalence, 7 Stan. J. L. Bus. & Fin. 1 2001-2002, notes 47 and 53 (“Franco”).
16 Jason H.P. Kravitt, Securitization of Financial Assets, Aspen Publishers (2016) § 12.02, at p. 6 and footnote 39 (“Kravitt”), citing, 5A Arnold S. Jacobs, Litigation and Practice Under Rule 10b-5, §38.03[dd][iv], at 2-374 (1990).
17 See, e.g., Aliena v. Olsen, 69 F.Supp 2d. 521, 1999 U.S. Dist LEXIS 15773 (U.S. D.C. SDNY 1999).
18  Fifth Avenue, supra), at p. 24.
19  Id. While we are aware that there is a conceptual congruity as between notes and evidences of indebtedness, we are unaware of any Courts that have expressly applied to evidences of indebtedness under the 1940 Act the Reves 4 factor test of the presence of a security in the context of notes. Reves v. Ernst & Young, 494 U.S. 56, 110 S. CT. 945, 1990 U.S. LEXIS 1051 (1990) (“Reves”). In brief, however, an examination of those factors in the context of intercompany loans for operating purposes, with no plan of distribution, such as is the case with the AFX Loans, would not, in Innventure’s view, result in the finding of a security. The Reves factors are as follows: (i) the motivations that would prompt a reasonable seller and buyer to enter into the transaction; (ii) the instrument’s plan of distribution to determine whether it is an instrument in which there is common trading for speculation or investment; (iii) whether the investing public would reasonably expect the instrument to be considered a security; and (iv) whether some factor, such as the existence of another regulatory scheme, significantly reduces the risk of the instrument, thereby rendering the application of the securities laws unnecessary.

Innventure respectfully posits that the AFX Loans are akin to the private commercial transactions that the above referenced Court refused to categorize as securities even though they could arguably have fit within the literal definition of the term. The AFX Loans are made for commercial operating purposes as between two private companies for which there is no plan of distribution.

Investment Contract

Innventure believes that the AFX Loans should not be viewed as an “investment contract” under Howey for the same reasons that Innventure’s equity interests in AFX should not be viewed as an “investment contract” under Howey, as outlined in greater detail in the 6/18/24 Response Letter.

In the interest of brevity, we have elected not to repeat that argument and analysis here. Please refer to the 6/18/24 Response Letter for the applicable argument and analysis (e.g., Innventure controls and lack of passivity).20

11.	Please provide a supplementary reconciliation of the description of Innventure’s assets for purposes of its Section 3(a)(1)(C) analysis with the S-4 Financials. In your response, please:
•
Specifically identify (i) any instances where you include an asset on the Company’s 3(a)(1)(C) Table that was not recorded in the S-4 Financials and (ii) each instance where an asset recorded on the 3(a)(1)(C) Table does not have the same value ascribed to it on the 3(a)(1)(C) Table that was ascribed to it in the S-4 Financials; and

20 As was the case with the Innventure AFX Interests, the AFX Loans should also be analyzed under the category of security in 1940 Act Section 2(a)(36) called “instruments commonly known as a security.” However, as was also the case in the context of the Innventure AFX Interests, while we are not aware of any direct precedent in the context of Section 2(a)(36), the U.S. Supreme Court has equated the reference to “instrument commonly known as a security” in the Securities Act of 1933 Act and the Securities Exchange Act of 1934 to the term “investment contract.” United Housing Foundation, Inc. v Forman, 421 U.S. 837, 852 (1975), where the Court said “we perceive no distinction for present purposes, between an “investment contract” or “instrument commonly known as a security.” Therefore, the above position with regard to the status of the AFX Loans as non-securities under an investment contract analysis would apply equally in the analysis of whether they constitute “instruments commonly known as a security.”

•
To the extent any value specified in the 3(a)(1)(C) Table is (i) different from “the values that would be determined pursuant to 1940 Act Section 2(a)(41)” and/or (ii) different from the value ascribed to the asset in the S-4 Financials, specifically explain how and why the valuations differ. In your response, please describe in detail your valuation of Innventure’s equity ownership of AFX, ACC, IGP, and IMS, including how such valuations were determined. In this regard, we note that the purported value of Innventure’s equity ownership in ACC would, alone, greatly exceed the total value of all of Innventure’s assets reflected in the S-4 Financials prepared in accordance with GAAP.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following table, which sets forth the differences between the balances (see Column 3 below) reported in the S-4 Financials and the balances (see Column 2 below) reported in the table on page 20 included in the Company’s letter to the Staff dated June 18, 2024 (such table copied and pasted below with the additions of Columns 4 and 5 and the removal of the “Calculation Characterization” column (for the sake of space), referred to here as the “3(a)(1)(C) Table”). Column 4 illustrates the difference in amounts between the value set forth on the S-4 Financials and the value set forth on the 3(a)(1)(C) Table. The notations in Column 5 correspond to the description of the adjustments provided below the table.

Other than the adjustments described below, including the instances where the value of an asset reported in the S-4 Financials is different from the value reported in the below 3(a)(1)(C) Table, there are (i) no other instances where the value of an asset reported in the S-4 Financials is different from the value reported in the 3(a)(1)(C) Table and (ii) no other instances where we include an asset on the Company’s 3(a)(1)(C) Table that we do not record in the S-4 Financials.

Additionally, there are no instances where a value specified in the 3(a)(1)(C) Table is different from “the values that would be determined pursuant to 1940 Act Section 2(a)(41).”

Column 1	Column 2	Column 3	Column 4	Column 5
Asset (amounts in 000’s)	40 Act treatment: 3(a)(1)(C) Table Balances at March 31, 2024	GAAP balances at March 31, 2024 (included in Amendment No. 5)	Difference between amounts
Cash	$ 1,755	$ 2,157	$ (402)	A
Short Term Investments	100	-	100	B
Intercompany receivable	12,088	-	12,088	C
Related party receivables	5,140	5,163	(23)	D
Prepaids and other	17	602	(585)	E
Accounts Receivable	2	-	2	F
Note Receivable—Owed by ACC (a majority-owned subsidiary)	6,006	-	6,006	G
Equity ownership in AFX	21,000	-	21,000	H
Equity ownership in PCT	14,874	-	14,874	I
Equity ownership in ACC	70,000	-	70,000	J
Equity ownership in IGP	3,000	-	3,000	K
Equity ownership in IMS	1,000	-	1,000	L
Investments	-	19,689	(19,689)	M
Property, plant and equipment, net	-	1,271	(1,271)	N
Other assets	-	1,035	(1,035)	O
Total	$ 134,982	$ 21,995

The differences in Column 4 are described below and such descriptions correspond to the symbols included in Column 5 (unless otherwise indicated, dollar amounts are in thousands):

A.
This difference relates to cash and cash equivalent CDs belonging to Accelsius ($302) and short term CDs owned by Innventure. In the S-4 Financials, Accelsius is consolidated with Innventure and therefore this is added to the reported total upon such consolidation. For purposes of the Investment Company Act analysis, this is adjusted as set forth above.

B.
This difference relates to short term CDs, with 30 to 60 day terms, that serve as deposits/security for Innventure’s company credit cards. In the S-4 Financials, these are considered as cash equivalents.  For purposes of the Investment Company Act analysis, they are adjusted as set forth above.

C.
This difference relates to amounts owed to Innventure by IMS.  In the S-4 Financials, IMS is consolidated with Innventure and therefore this is eliminated upon such consolidation. For purposes of the Investment Company Act analysis, this is adjusted as set forth above.

D.
This difference relates to an amount due from AeroFlexx to IMS. In the S-4 Financials, IMS is consolidated with Innventure and therefore this is shown as an amount due to Innventure. For purposes of the Investment Company Act analysis, this is adjusted as set forth above.

E.
This difference relates to Prepaids and other balances of Accelsius, in the amount of $257, and IMS, in the amount of $326. In the S-4 Financials, both Accelsius and IMS are consolidated with Innventure and therefore these amounts are reported as held by Innventure. In addition, Innventure has an account receivable of $2 which, in the S-4 Financials, is immaterial and included within Prepaid and other balance instead of being reported in its own line item. For purposes of the Investment Company Act analysis, they are adjusted as set forth above.

F.
This difference relates to the above referenced Innventure account receivable of $2, which, in the S-4 Financials, is immaterial and included within Prepaid and other balance instead of being reported in its own line item.

G.
This difference relates to amounts owed to Innventure by Accelsius. In the S-4 Financials, Accelsius is consolidated with Innventure and therefore this is eliminated upon such consolidation. For purposes of the Investment Company Act analysis, this is adjusted as set forth above.

H.
The difference relates to the approximate fair value of Innventure’s ownership interest in AeroFlexx, which is $21,000 for purposes of the Investment Company Act. In the S-4 Financials, Innventure’s ownership is valued under the equity method of accounting in the amount of $1,294 and is included in Investments.

i.
The approximate fair value of Innventure’s ownership in AeroFlexx was estimated based on extrapolating the fair value of AeroFlexx from the ESG Fund’s audited 12/31/2023 financial statements reported at fair value on a per unit basis and adjusting it for the number of equity units owned by Innventure.

I.
The difference relates to the approximate fair value of Innventure’s ownership interest in PCT, which is $14,874 for purposes of the Investment Company Act. In the S-4 Financials, Innventure’s ownership is valued at fair value in the amount of $14,874 and is included in Investments.

i.	The approximate fair value of Innventure’s ownership in the PCT shares is based on the number of shares owned by Innventure multiplied by the trading price of the PCT shares on March 31, 2024.
J.
The difference relates to the approximate fair value of Innventure’s ownership interest in Accelsius, which is $70,000 for purposes of the Investment Company Act. In the S-4 Financials, Accelsius is consolidated with Innventure and therefore this is eliminated upon such consolidation and no such value is provided.

i.
The approximate fair value of Innventure’s ownership in Accelsius was estimated based on extrapolating the approximate fair value of Accelsius utilized as part of its most recent equity offering to third parties adjusted for Innventure’s ownership percentage.

K.
The difference relates to the approximate fair value of Innventure’s ownership interest in IGP, which is $3,000 for purposes of the Investment Company Act. In the S-4 Financials, IGP is consolidated with Innventure and therefore this is eliminated upon such consolidation and no such value is provided.

i.
The approximate fair value of Innventure’s ownership in IGP is based upon the approximate fair value of the ownership percentage IGP has in the ESG Fund. In the S-4 Financials, this is recorded at fair value of approximately $3,521 (see Note M below).

L.
The difference relates to the approximate fair value of Innventure’s ownership interest in IMS, which is $1,000 for purposes of the Investment Company Act. In the S-4 Financials, IMS is consolidated with Innventure and therefore this is eliminated upon such consolidation and no such value is provided

i.	The approximate fair value of Innventure’s ownership in IMS is based on the approximate current value of net future cash flows due to it for management fees from the ESG Fund.
M.
The difference relates to the carrying balance of the PCT stock at fair value, $14,874, the balance of Innventure’s ownership of the ESG Fund at fair value, $3,521, and the balance of Innventure’s ownership of AFX recorded under the equity method, $1,294, each as set forth in “Investments” in the S-4 Financials. For purposes of the Investment Company Act analysis, they are broken out separately into their own line item.

N.
This difference relates to the fact that all of the property, plant and equipment balance is part of Accelsius.  In the S-4 Financials, Accelsius is consolidated with Innventure and therefore this is eliminated upon such consolidation. For purposes of the Investment Company Act analysis, they are adjusted as set forth above.

O.
This difference relates to the fact that, in the S-4 Financials, Other Assets of $1,035 is made up of Prepaid and Other Assets, $219 of which is from Accelsius, and Right of Use Assets, $816 of which is from Accelsius and IMS. In the S-4 Financials, each of Accelsius and IMS is consolidated with Innventure and therefore this is eliminated upon such consolidation and no such value is provided. For purposes of the Investment Company Act analysis, they are adjusted as set forth above.

Interests of Learn CW’s Directors and Executive Officers in the Business Combination, page 18

12.
We note your response to prior comment 4. You state in the first paragraph on page 19 that Robert Hutter and Adam Fisher, who serve as directors on the Learn CW Board and as Learn CW’s CEO and President, respectively, may be deemed to indirectly beneficially own the 5,630,000 Learn CW securities that are directly beneficially owned by the Sponsor. You further state in the second paragraph on page 19 that the independent directors of the LCW Board hold 120,000 Learn CW Class B Ordinary Shares in the aggregate. Please revise your disclosure to provide an aggregate dollar amount and describe the nature of what Learn CW’s officers and directors have at risk, if material, that depends on completion of a business combination, including each of the aforementioned.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19, 27, and 107 of Amendment No. 5.

Learn CW Investment Corporation
Notes to Financial Statements
Note 1: Description of Organization and Business Operations, page F-27

13.
We note your disclosure in Note 1 to the financial statements of LEARN CW Investment Corporation that “[t]he post-Business Combination company will own 100% of the outstanding voting securities of the target and will therefore not be required to register as an investment company under the Investment Company Act of 1940, as amended….” Please revise this statement to account for the risk that Innventure could meet the definition of an investment company, as generally described in the risk factor captioned “If Innventure is deemed to be an investment company under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult to operate or to execute its growth plans.”

Response: The Company respectfully acknowledges the Staff's comment and respectfully notes that such risk factor is also specifically highlighted and repeated in the summary risk factors on page 23 of Amendment No. 5 and investors are prominently cautioned to carefully consider the risk factors described in the proxy statement/consent solicitation statement/prospectus on the cover page and elsewhere throughout the document. See, for example, the bold language on the cover page and in the notice referring investors to the risk factors. The Company also respectfully refers the Staff to the Cautionary Statement Regarding Forward-Looking Statement, which includes a reference to the risk of a potential characterization of Innventure as an investment company on page xi of Amendment No. 5. The Company believes that these prominent references to the risk that Innventure could meet the definition of an investment company, in addition to the fulsome risk factor on pages 52-53, adequately convey the risk to investors such that no revisions are necessary to financial statements footnote Note 1, which accompanies the Company's historical audited financial statements.

Further, the Company believes that the disclosure contained in the above referenced risk factor adequately describes the potential risks to investors if Innventure is deemed to be an investment company following the closing of the Business Combination.

As outlined in more detail elsewhere in this response letter and in the response letter dated June 18, 2024, the Company submits that Innventure is not, and upon the closing of the Business Combination, will not be, an “investment company” within the meaning of the Investment Company Act.

If you have any questions regarding the foregoing or Amendments No. 1, 2, 3 or 4 please contact the undersigned at (212) 839-5430 or John Stribling of Sidley Austin LLP at (713) 495-4673.

Sincerely,

/s/ David Ni
David Ni
Sidley Austin LLP

cc:	Robert Hutter, Learn SPAC HoldCo, Inc.
Josh DuClos, Sidley Austin LLP
John Stribling, Sidley Austin LLP
Joel May, Jones Day
Thomas Short, Jones Day